UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number    001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC.
(Registrant)
Date: October 30, 2026
	By:	/s/ “Jason Wolkove”
Jason Wolkove,
Vice-President, Mergers & Acquisitions, Capital Markets and Secretary

EXHIBITS

Exhibit 99.1	Press release issued October 30, 2026, in which the Registrant announced its interim unaudited financial results for the three-month and nine-month periods ended September 30, 2026, and declared a quarterly dividend.

Exhibit 99.2	The Third Quarter Report of the Registrant, including its unaudited interim consolidated financial statements and Management's Discussion and Analysis of Results of Operations and Financial Position for the three-month and nine-month periods ended September 30, 2026.

Exhibit 99.3	Certificate of the Chief Executive Officer of the Registrant, Seetarama (Swamy) Kotagiri, dated October 30, 2026, on Form 52-109F2 pursuant to the Canadian Securities Administrators' Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings.

Exhibit 99.4	Certificate of the Chief Financial Officer of the Registrant, Philip Fracassa, dated October 30, 2026, on Form 52-109F2 pursuant to the Canadian Securities Administrators' Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings.